LUCIA

November Company Update for Lucia Hospitality Group

TL;DR

We're finishing up Techstars, conducting first close on our round, and grew to $22k in Monthly Revenue / $43K GMV.

Runway:	**Net Burn:**
13 months	$5K

Metrics

- Monthly GMV: **$43K**
- Monthly Revenue: **$22K**
- Churn Rate: **5.37%**
- Average Purchase Value (APV): **$500.52/task**
- Average Purchase Frequency (APF): **1.55/mo**
- Net Burn: **$5K**
- Runway: We are breakeven starting this month, so runway becomes N/A

Challenges

- Slow Months: November and December are slow months for this industry in terms of signing up for new internal tools. We are going to lean in extra hard on growth as a result.

Highlights (Since Last Update)

- We are heads down at Techstars Catalyst
- Revenue increased by of 9.9% Sep to Oct
- Grace had some key investor and partnership meetings at Phocuswright in Miami

The Team

- Future New Hire: We're going to be searching for a customer service & account management person starting for a January start.
- Assistant: We brought on a part-time assistant to help manage Grace & Sarah's inbox.

Milestones & What's Ahead

- Techstars Demo Day: Want to come? Join virtually or in person
- First close of funding round

- Launching partnership with Classic Vacations
- Launching partnership with Tern

What I Need Help With

- Boutique hotel and independent hotel GM or hiring manager introductions
- We're hiring soon. Know some dedicated hard workers with a splash of grittiness and an interest in hospitality? Please let us know.

Our Pitch

- As a reminder, **Lucia** is bringing the gig economy market to the hospitality & travel industry. We've built a community of businesses and hospitality workers alike who are looking for a new way of flexible work.
- As we navigate the post-pandemic landscape, the recovery of the hospitality labor force has presented its challenges. We've found a win-win-win flexible work system that gives employees more autonomy and gives employers more options. (**see deck**)

#LuciaGram


techstars_
StanleyBlack&Decker
UPSURGE BALTIMORE
LUCIA
Bringing the gig economy to hospitality.

58 Arbor Field Way
Lake Grove, NY 11755, United States